

May 6, 2015

Via E-mail
William M. Foshee
Chief Financial Officer
ServisFirst Bancshares, Inc.
850 Shades Creek Parkway, Suite 200
Birmingham, Alabama 35209

     Re: ServisFirst Bancshares, Inc.
             Registration Statement on Form S-3
             Filed April 13, 2015
             File No. 333-203385

Dear Mr. Foshee:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities, page 17

1. We note your disclosure on page 18 that the indenture will be governed by the laws of the State of New York. Please therefore file a revised legal opinion that is expanded to include New York law.

Exhibit Index

2. We note that you indicate that you may file the Forms of Indenture for the Senior Debt Securities and the Subordinated Debt Securities by an amendment to the Registration Statement or by a Current Report on Form 8-K. Please file the Forms of Indentures as exhibits to a pre-effective amendment to the Registration Statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at 202-551-3454 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc: Via E-Mail
        Charlie Roberts
        Bradley Arant Boult Cummings LLP